Exhibit 99.1

Phoenix Asia Holdings Limited Announces Addition to Board of Directors

Hong Kong, November 3, 2025 – Phoenix Asia Holdings Limited (the “Company” or “Phoenix Asia”) (NASDAQ: PHOE), a Hong Kong-based company mainly engaged in substructure works whose mission it is to become a premier substructure contractor in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Phoenix Asia is pleased to announce the increase in the size of its Board of Directors by two (2), bringing the total number of directors to seven (7) and the appointment of Yafei Xie as non-independent director and Yaqiao Xie as independent director to its Board of Directors. Ms. Yafei Xie, age 37, has over 10 years of experience in the capital market. Ms. Yaqiao Xie, age 36, has over 10 years of experience in business administration.

“We are excited to welcome Yafei Xie and Yaqiao Xie to our Board of Directors,” stated Chi Kin Kelvin Yeung, CEO of Phoenix Asia. “Their expertise in the capital market and business administration will undoubtedly bring fresh opportunities to the Company.”

About Yafei Xie

Ms. Yafei Xie, age 37, has over 10 years of experience in the capital market. Since January 2025, Ms. Yafei Xie has been a register officer and executive partner of Glory Profit Capital Limited. Since 2021, Ms. Yafei Xie has been a part-time lecturer at HKU Institute for China Business. From February 2018 to December 2024, Ms. Yafei Xie was a registered officer and director of Royal Morgan Fund Management Co., Ltd. From May 2014 to December 2017, Ms. Yafei Xie was a supervisor of capital acquisition department of Zhuhai Huafa Group Co., Ltd. Ms. Yafei Xie obtained a bachelor of business administration from The London School of Economics and Political Science in 2012 and a master of management finance and accounting from the University of Leicester in 2013.

About Yaqiao Xie

Ms. Yaqiao Xie, age 36, has over 10 years of experience in business administration. From January 2020 to October 2025, Ms. Yaqiao Xie was the chief executive officer of Guangdong Xintou Co., Ltd. From October 2018 to May 2019, Ms. Yaqiao Xie was a general manager of Beijing Zhongke Residence Company. From August 2016 to December 2019, Ms. Yaqiao Xie was an administrative manager of Imperial Pacific International Holdings Limited. From January 2015 to July 2016, Ms. Yaqiao Xie was a consultant of Chun Yu Industrial Co. Ltd. Ms. Yaqiao graduated from the Hubei Water Conservancy and Hydropower Polytechnic College in 2010.

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a Hong Kong-based company mainly engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. With a mission to become a premier substructure contractor in Hong Kong, the Company strives to deliver unparalleled customer satisfaction, the highest standards of work and safety, and exceptional craftsmanship and environmental performance. The Company conducts its business through its wholly-owned Hong Kong operating subsidiaries, Winfield Engineering (Hong Kong) Limited. For more information, please visit the Company’s website: https://ir.winfield.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Phoenix Asia Holdings Limited

Investor Relations Department

Email: ir@winfield.hk